Exhibit 99.(a)

VALUE LINE U.S. GOVERNMENT MONEY MARKET FUND, INC.
ARTICLES OF AMENDMENT

Value Line U.S. Government Money Market Fund, Inc., a Maryland corporation established under Articles of Incorporation dated January 23, 1979, as amended on March 19, 1979, and further amended April 9, 1979 (the “Articles”) and registered as an open-end company under the Investment Company Act of 1940 (hereinafter, the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Articles of the Corporation are hereby amended by striking out Section 2.06, Paragraph (a), which previously read:

(a) The Corporation shall have the right at any time and without prior notice to the shareholder to redeem all shares in any account for their then-current net asset value per share if all shares in the account have an aggregate net asset value of less than $500, or such lesser amount as the Board of Directors may from time to time determine.

and inserting in lieu thereof the following:

(a) The Corporation shall have the right at any time and without prior notice to the shareholder to redeem all shares in any account for their then-current net asset value per share if all shares in the account have an aggregate net asset value of less than such amount as may from time to time be determined by the Board of Directors.

SECOND: The Board of Directors of the Corporation, at a meeting duly called and held on December 20, 2011, at which a quorum was present and acting throughout, adopted a resolution approving the foregoing amendment to the Articles.

IN WITNESS WHEREOF, the Corporation has caused these presents to be signed in its name and on its behalf by its President and Chief Executive Officer, and attested by its Secretary, on this 21st day of December, 2011.

/s/ Mitchell E. Appel
Name: Mitchell E. Appel
President and Chief Executive Officer
Attest:

/s/ Emily D. Washington
Name: Emily D. Washington
Secretary, Treasurer, and Principal
Financial and Accounting Officer